August 15, 2008

Via Edgar, Facsimile and Federal Express

Melissa Rocha, CPA
Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Mail Stop 7010
Washington, D.C.  20549-7010

Re:	Valcent Products, Inc. Form 20-F for Fiscal Year Ended March 31, 2007 File No. 000-30858

Dear Ms. Rocha and Mr. O’Brien:

This firm represents Valcent Products Inc. (“Valcent” or the “Company”).  We have reviewed your letter dated July 23, 2008 containing comments to the Company’s response letter dated June 3, 2008.  This letter is in response to your July 23, 2008 comment letter.

Form 20-F for the year ended March 31, 2007

Item 5.  Product License, page F-8

Comment:                                Your response to prior comment 1 did not provide us with sufficient information for use to determine the appropriateness of capitalizing the $153,000 of product development costs under both Canadian GAAP and US GAAP.  In future filings, please provide a more descriptive discussion of these costs and with reference to the criteria set forth in HB 3450 and SFAS 2 your basis for capitalizing such costs.  In this regard, it does not seem appropriate to capitalize product development costs for US GAAP purposes simply because they were paid in connection with your licensing agreement.  These costs should be assessed in light of SFAS 2.

Response:                                In future filings if the Company needs to describe product development costs it will provide a more descriptive discussion of the costs incurred with reference to the criteria set forth in HB 3450 and SFAS 2.  Please note that in conjunction with the Company’s year-end audit, and as a result of further assessment by management of the uncertainty in determining future cash flows related to the Company’s products under license, for the year ended March 31, 2008, the Company wrote down the value of the product license by $1,306,074 to $1.  This is reflected in the Company’s financial statements for the year ended March 31, 2008 which were filed with the Securities and Exchange Commission under cover of a Form 6-K on or about August 15, 2008.

We hope we have adequately addressed your comments.  Please contact me or Theresa M. Mehringer if you have any questions.

Sincerely,

By:	/s/ Peter F. Waltz

Peter F. Waltz, Esq.

PFW/cjr

cc:           Valcent Products, Inc.